THE EXCHEQUER VARIABLE ANNUITY

A FLEXIBLE PREMIUM DEFERRED COMBINATION FIXED AND VARIABLE ANNUITY CONTRACT
issued by
Security Life of Denver Insurance Company
and its
Security Life Separate Account A1

Supplement Dated August 22, 2008, to the Prospectus Dated May 1, 1998

This supplement updates and amends certain information contained in your prospectus dated May 1, 1998.
Please read it carefully and keep it with your prospectus for future reference.

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IMPORTANT INFORMATION REGARDING THE
ING VP HIGH YIELD BOND PORTFOLIO

On April 28, 2008, the ING VP High Yield Bond Portfolio was closed to new investors and to new investments by existing investors. Effective September 8, 2008, the ING VP High Yield Bond Portfolio will merge into and become part of the ING Pioneer High Yield Bond Portfolio. Because of this merger, your investment in the ING VP High Yield Bond Portfolio will automatically become an investment in the ING Pioneer High Yield Portfolio with an equal total net asset value. Unless you provide us with alternative allocation instructions, all future premiums received that would have been allocated to the Investment Division corresponding to the ING VP High Yield Bond Portfolio will be automatically allocated to the ING Pioneer High Yield Portfolio. You may give us alternative allocation instructions by contacting our ING Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, 1-877-253-5050. Because of this merger, effective September 8, 2008, the ING Pioneer High Yield Portfolio (Class I) will be added to your Contract as an available investment option.

You will not incur any fees or charges or any tax liability because of this merger, and your Contract value immediately before the merger will equal your Contract value immediately after the merger.

There will be no further disclosure regarding the ING VP High Yield Bond Portfolio in future supplements to the Contract prospectus.

INFORMATION ABOUT THE PORTFOLIOS AVAILABLE
THROUGH THE CONTRACT

Effective September 8, 2008, Investment Divisions which invest in the following Portfolios are available through the Contract:

- ING Evergreen Omega Portfolio (Class I)
- ING FMR^{SM} Diversified mid Cap Portfolio (Class I)
- ING JPMorgan Emerging Markets Equity Portfolio (Class I)
- ING JPMorgan Small Cap Core Equity Portfolio (Class I)
- ING Limited Maturity Bond Portfolio (Class S)
- ING Liquid Assets Portfolio (Class I)
- ING MFS Utilities Portfolio (Class S)
- ING Pioneer Fund Portfolio (Class S)

- ING Stock Index Portfolio (Class I)
- ING Van Kampen Capital Growth Portfolio (Class I)
- ING VP Index Plus International Equity Portfolio (Class S)
- ING Pioneer High Yield Portfolio (Class I)
- ING T. Rowe Price Diversified Mid Cap Portfolio (Class I)
- ING Van Kampen Equity and Income Portfolio (Class I)
- ING VP Balanced Portfolio (Class I)
- ING VP Intermediate Bond Portfolio (Class I)

Portfolio Investment Advisers and Investment Objectives. The following chart lists the investment advisers and subadvisers and information regarding the investment objectives of the Portfolios available through the Contract. More detailed information about these Portfolios can be found in the current prospectus and Statement of Additional Information for each Portfolio.

There is no assurance that the stated objectives and policies of any of the Portfolios will be achieved. Shares of the Portfolios will rise and fall in value and you could lose money by investing in the Portfolios. Shares of the Portfolios are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Portfolios are diversified, as defined under the 1940 Act.

Portfolio Name	Investment Adviser/ Subadviser	Investment Objective
ING Evergreen Omega Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Evergreen Investment Management Company, LLC	Seeks long-term capital growth.
ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Fidelity Management & Research Co.	Seeks long-term growth of capital.
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J.P. Morgan Investment Management Inc.	Seeks capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.

Portfolio Name	Investment Adviser/ Subadviser	Investment Objective
ING Limited Maturity Bond Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal.
ING Liquid Assets Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks high level of current income consistent with the preservation of capital and liquidity.
ING MFS Utilities Portfolio (Class S)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Massachusetts Financial Services Company	Seeks total return.
ING Pioneer Fund Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks reasonable income and capital growth.
ING Stock Index Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks total return.
ING Van Kampen Capital Growth Portfolio (Class I)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks long-term capital appreciation.
ING VP Index Plus International Equity Portfolio (Class S)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Advisors, B. V.	Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk.
ING Pioneer High Yield Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pioneer Investment Management, Inc.	Seeks to maximize total return through income and capital appreciation.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.

Portfolio Name	Investment Adviser/ Subadviser	Investment Objective
ING Van Kampen Equity and Income Portfolio (Initial Class)	<u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)	Seeks total return, consisting of long-term capital appreciation and current income.
ING VP Balanced Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects.
ING VP Intermediate Bond Portfolio (Class I)	<u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co.	Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities.

MORE INFORMATION IS AVAILABLE

More information about the Portfolios available through your Contract, including information about the risks associated with investing in these Portfolios, can be found in the current prospectus and Statement of Additional Information for that Portfolio. You may obtain these documents by contacting us at our:

ING Customer Service Center
P.O. Box 5065
Minot, ND 58702-5065
1-877-253-5050